UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 31, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”) hereby informs its shareholders and the market in the context of the Purchase and Sale Agreement by the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) (“Contract”), in connection with the binding offer for forest and land assets located in Rio Grande do Sul State (“Losango”) in the amount of R$ 615,000,000.00 million (six hundred fifteen million reais), the subject of the Material Fact disclosed on September 10, 2012 and of the Notice to the Market disclosed on December 28, 2012, the Company received, on the date hereof, part of the second installment of the negotiated price in the amount of R$50,000,000.00 (fifty million reais), after the obtainment of certain governmental approvals and the fulfilment, by the Company, of certain conditions precedent and, also, upon the transfer to CMPC of 100% of Losango-FBR Florestal Ltda.’s quotas and of 49% of Losango-RS Administração e Participações Ltda’s quotas.

The remaining value of the second installment is held in the escrow account, in the amount of R$151,998,924.53 (one hundred and fifty one million, nine hundred and ninety eight thousand, nine hundred and twenty four reais and fifty three cents) and shall be released to Fibria after the obtainment of the remaining governmental approvals and the fulfilment, by the Company, of other precedent conditions.

São Paulo, March 31st, 2017.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

3